July 12, 2013

RE: Selling your 250 West 57th Street Associates Units

Dear Investor,

My name is Pat Patterson. I’m Chairman and Founder of MCM Advisers, LP - a registered investment adviser with the SEC with over $200 million dollars under management. We’ve been looking for investments to add to our portfolio and we are offering you $275,000 per $10,000 participation unit for 250 West 57th Street Associates. Why sell now?

Why take advantage of this opportunity today?

•
Guarantee cash now. The Supervisor has proposed a consolidation of 250 West 57th into a REIT as part of an IPO, to be completed “no later than December 31, 2014.” Although the required supermajority consent has been reached, there can be no guarantee when the proposed IPO will occur.  Moreover, you will not be able to sell your new interests immediately following the IPO: you would be permitted to sell 50% six months after the IPO and the remainder after 1 year. Do you want to wait that long?

•	Our offer is substantially higher than other secondary market trades! Our current offer of $275,000 per Unit is 175% higher than the amount we paid in our previous offer.

Please carefully read the enclosed Offer to Purchase and Assignment Form. If you choose to sell your unit(s), fill out the enclosed form and return it to us today so we can send you your money. If you have any questions, please call me directly at (925) 235-1024 or email me at chris@mackenziecapital.com.

Sincerely,

Pat Patterson
Chairman

P.S. This offer expires August 19, 2013. Fill out the enclosed Assignment Form, get a Medallion Stamp from your bank, and mail it in today.